UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RANGER OIL CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

70788V102
(CUSIP Number)

Tim Gray

2727 Allen Parkway, Suite 1850

Houston, Texas 77019

(713) 335-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Julian J. Seiguer, P.C.

Anne Peetz

Kirkland & Ellis LLP

609 Main St. 4700

Houston, TX 77002

(713) 836-3600

June 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

CUSIP No.	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons Juniper Capital II GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons Juniper Capital III GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons Juniper Capital Advisors, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.0%
14.	Type of Reporting Person (See Instructions) PN; IA

CUSIP No.	13D	Page 5 of 7 Pages

1.	Names of Reporting Persons Edward Geiser
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.	13D	Page 6 of 7 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the Reporting Persons, pursuant to §240.13d-2(a), with respect to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Ranger Oil Corporation, a Virginia corporation (the “Issuer”). The Class A Common Stock and the Class B common stock, par value $0.01 per share of the Issuer (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) are treated as a single class for purposes of this Schedule 13D because they vote together as a single class. Each share of Class B Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock. This Amendment No. 2 amends and supplements (or in certain instances, amends and restates) the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 2, 2023 (“Amendment No. 1”) and the Schedule 13D filed with the SEC on January 25, 2021 (the “Original Schedule 13D,” and together with Amendment No. 1, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No.2 shall have the meanings given them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The remaining conditions set forth in the Merger Agreement were satisfied, and, following the consummation of the Transactions on June 20, 2023, Merger Sub was merged with and into the Issuer, with the Issuer surviving as a wholly-owned sub of Baytex Energy Corp. In connection with the Transactions, the Reporting Persons exchanged all Common Stock for shares of Baytex Energy Corp. pursuant to the Merger Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
(c)	Except as reported herein, no transactions in the Issuer’s Common Stock were effected within the prior 60 days.
(d)	Not applicable.

(e)	As of June 20, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the reported class of securities.

Item 7.	Material to be Filed as Exhibits Exhibit 1 Joint Filing Agreement dated as of January 25, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

Juniper Capital II GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital III GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital Advisors, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Executive Managing Director

/s/ Edward Geiser
Edward Geiser